SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)


Inland Steel Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

457472 10 8
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  457472 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    3,185,636
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  4,300
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 3,508,978
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      2,115

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,513,793

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.2%

12)        TYPE OF REPORTING PERSON*

             HC


                                   13G

CUSIP NO.  457472 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Colorado, National Association
            Tax Identification No.  84-0187632

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    3,161,065
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  4,300
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 3,484,472
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      2,050

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,489,222

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.1%

12)        TYPE OF REPORTING PERSON*

             BK





SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 15)


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Inland Steel Industries, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           30 West Monroe Street
           Chicago, Illinois  60603

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Bank Colorado, Inc.  (NBC)

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Bank Colorado, National Association
               1740 Broadway
               Denver, CO  80274-8677

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NBC:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           457472 10 8
Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  NBC:  Bank as defined in Section 3(a)(6) of the Act



Item 4     Ownership:

           (a) Amount beneficially owned: 3,513,793 shares (includes 3,489,222 shares deemed to be beneficially owned by
                NBC)

           (b)  Percent of class:  7.2%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  3,185,636

               (ii)   Shared power to vote or direct the vote:  4,300

               (iii)  Sole power to dispose or to direct the
                      disposition of:  3,508,978

               (iv)   Shared power to dispose or direct the disposition
                      of:  2,115

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not Applicable.

Item 9     Notice of Dissolution of Group:

           Not Applicable.



Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 23, 1997

NORWEST CORPORATION



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, all of which are classified for purposes of Regulation 13d-1(b)(1)(ii)(B) as banks.

Norwest Bank Colorado, National Association

Norwest Bank Iowa, National Association

Norwest Bank Minnesota, National Association

Norwest Bank Minnesota North, National Association